EXHIBIT 99.1

Precision Drilling Corporation Announces Voting Results From the 2023 Annual Meeting of Shareholders

CALGARY, Alberta, May 11, 2023 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) is pleased to announce the results of the election of board members at its 2023 Annual Meeting of Shareholders held on May 11, 2023 (the “Annual Meeting”). Shareholders approved the election of all 8 (7 of whom are independent) of the nominated directors presented in the Company’s Management Information Circular (the “Circular”), dated March 29, 2023.

The shares represented at the Annual Meeting voting in favour of individual nominated directors are as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Michael R. Culbert	5,978,402	87.60	845,985	12.40
William T. Donovan	5,596,491	82.01	1,227,896	17.99
Steven W. Krablin	5,562,612	81.51	1,261,775	18.49
Lori A. Lancaster	6,109,265	89.52	715,122	10.48
Susan M. MacKenzie	5,336,522	78.20	1,487,865	21.80
Kevin O. Meyers	5,582,996	81.81	1,241,391	18.19
David W. Williams	5,976,382	87.57	848,005	12.43
Kevin A. Neveu	6,027,384	88.32	797,003	11.68

All other items of business set forth in the Circular and considered at the Annual Meeting passed, including the non-binding advisory vote on the Corporation’s approach to executive compensation.

The full results on all matters voted upon at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Lavonne Zdunich, CPA, CA
Director, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com